THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

October 3, 2023

VIA EDGAR

Ms. Beverly Singleton

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 13, 2023

Form 10-Q for the Quarterly Period Ended June 30, 2023

Filed August 3, 2023

File No. 001-01927

Dear Ms. Singleton:

This letter is in response to the letter, dated September 19, 2023 (the “Comment Letter”), from the Division of Corporation Finance, Office of Manufacturing, of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Christina L. Zamarro, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings.

For the convenience of the Commission staff, we have repeated your comment in italics before our response. The Company respectfully submits the following information in response to the Comment Letter.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Notes to Consolidated Financial Statements, page 7

1.

We note in your recent 10-K disclosures that at October 31, 2022, after considering the results of your most recent quantitative annual testing for each reporting unit and indefinite-lived intangible asset, results of valuations related to the acquisition of Cooper Tire, the capital markets environment, macroeconomic conditions, tire industry competition and trends, our results of operations, and other factors, you concluded that it was not more likely than not that the fair values of your reporting units or indefinite-lived intangible assets were less than their respective carrying values and, therefore, did not perform a quantitative analysis. We further note in your 10-Q for the period ended June 30, 2023, we note that your results of operations during the second [quarter] and first six months of 2023 reflected a difficult macroeconomic environment including a softening industry demand, lower volumes, inflationary impacts as well as other factors and that your net book value currently exceeds your market capitalization. However, we noted no revisions to your disclosures related to goodwill under critical accounting estimates in MD&A in subsequent quarterly filings that address these factors. Please revise future filings to address if and how these factors impacted your determination to test goodwill for impairment as of an interim date and, if not, explain why not. Please also revise future filings to explain if and how you consider market capitalization in determining the estimated fair values of reporting units. Refer to ASC 350-20-35-3C, ASC 350-20-35-22 to 24 and ASC 350-20-35-30.

The Company will update its disclosure of “Critical Accounting Policies – Goodwill and Intangible Assets” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-Q for the quarterly period ending September 30, 2023 and in subsequent periodic filings, if appropriate, as follows:

“CRITICAL ACCOUNTING POLICIES

Goodwill and Intangible Assets. Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if an indicator of impairment is present. Intangible assets with finite useful lives are amortized over their useful lives, and reviewed for impairment whenever events or circumstances warrant such a review. Goodwill and intangible assets would be written down to fair value if considered impaired. Goodwill and Intangible Assets totaled [$1,018] million and [$983] million, respectively, at [June 30, 2023].

Goodwill and intangible assets with indefinite useful lives are not amortized but are assessed for impairment annually on October 31st with the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of the reporting unit or indefinite-lived intangible asset to its carrying value. In addition to the annual assessment, impairment evaluation is considered during interim quarters when events occur or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value. During our annual impairment assessment and in subsequent interim quarters, we review events that occur or circumstances that change, including the macroeconomic environment, our business performance and our market capitalization, to determine if a quantitative impairment assessment is necessary. We review our business performance and the macroeconomic environment against our recent expectations and evaluate book value compared to market capitalization, including fluctuations in our stock price, to determine if this could be an indicator of potential impairment. Consideration is given as to whether a fluctuation in our stock price is a result of current market conditions, an event that is expected to continue to affect us, and our historical price volatility. We also consider these factors compared to the results of our most recent quantitative goodwill impairment assessment.

Under the qualitative assessment, we assess whether it is more likely than not (defined as a likelihood of more than 50%) that the fair value of our goodwill or indefinite-lived intangible assets is less than the respective carrying values. If it is more likely than not that an impairment exists, then a quantitative impairment assessment is performed. If under the quantitative assessment the fair value is less than the carrying value, an impairment loss will be recorded for the difference between the carrying value and the fair value. Under the quantitative assessment, we estimate the fair value of goodwill using the discounted cash flows of a reporting unit and using discounted cash flows following a relief-from-royalty method for indefinite-lived intangible assets. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on pricing, raw material costs, market share and general economic conditions. Cash flows are discounted using our weighted average cost of capital.

At [June 30, 2023], after evaluating macroeconomic conditions, our market capitalization and our results of operations, we concluded that it was not more likely than not that the fair values of our goodwill or indefinite-lived intangible assets were less than their respective carrying values and, therefore, did not have any impairment.”

* * *

Please direct any questions, comments or advice of the Commission staff to the undersigned at 330-796-0228.

Respectfully submitted,

The Goodyear Tire & Rubber Company

By:	/s/ Margaret V. Snyder
Margaret V. Snyder
Vice President and Controller

cc:	Melissa Gilmore, U.S. Securities and Exchange Commission

Christina L. Zamarro, The Goodyear Tire & Rubber Company

Daniel T. Young, The Goodyear Tire & Rubber Company

3